March 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	SPDR Series Trust; SEC File Nos.: 333-57793 and 811-08839; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SPDR Series Trust (the “Trust”), on behalf of its series SPDR Bloomberg SASB US Large Cap Dividend Yield ESG Select ETF, SPDR Bloomberg SASB US Large Cap ESG Select ETF, SPDR Bloomberg SASB US Large Cap Growth ESG Select ETF and SPDR Bloomberg SASB US Large Cap Value ESG Select ETF (the “Funds”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 215 (“PEA No. 215”) solely with respect to the Funds, which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-19-246918) on September 17, 2019, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 215 with respect to the Funds has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on February 24, 2023 (Accession No. 0001193125-19-048061) (each, a “BXT Filing” and together with PEA No. 215, the “Filings”) and scheduled to become effective on March 26, 2023. This request does not relate to SPDR Bloomberg SASB Corporate Bond ESG Select ETF, which was included in PEA 215 and went effective pursuant to paragraph (b) of Rule 485 under the 1933 Act in Post-Effective Amendment No. 248 which filed with the Commission via EDGAR (Accession No. 0001193125-20-287756) on November 6, 2020.

The withdrawal of the Filings solely with respect to the Funds is requested because the Trust has determined not to move forward with the offering of the Funds as series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 335-6922 or david_urman@ssga.com.

Very truly yours,

/s/ David Urman
David Urman
Secretary

Cc:	W. John McGuire, Esq.
Beau Yanoshik, Esq.